UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant's name into English)

Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

News Release

NEWS RELEASE MARCH 30, 2004
Contact:	Allen & Caron Inc
	Joseph Allen (investors)	Rene Randall
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Kari Paskewicz (media)
(616) 647-0780
kari@allencaron.com

MFC BANCORP LTD. OPENS REGIONAL HEAD OFFICE
IN HONG KONG FOR CHINA
- Also opens office in Shanghai -

NEW YORK CITY (March 30, 2004) - MFC Bancorp Ltd (Nasdaq:MXBIF and Frankfurt Stock Exchange: MFC GR) announced that it has opened a new regional head office for China in Hong Kong and an office in Shanghai. The action signals an expansion of emphasis in China in reaction to the robust economy of the world's most populous nation and China's demonstrated strong demand for raw material. The office will be responsible for acquisitions for our own account and for the accounts with clients. In addition, the office will be responsible for the relocation of high quality base manufacturing businesses from Europe to the less expensive manufacturing base of China.

MFC President Michael J. Smith commented, "With the increasing pace of our merchant banking and trading activities in China, we are making an increased commitment to the Asia market region: our activities will be centered on the new regional head office in Hong Kong, and facilitated by our staff in Shanghai. China's demand for commodities, construction materials and inexpensive manufacturing present an attractive opportunity for MFC, and we look forward to being active participants in China's economic expansion."

The addresses of MFC's offices in Hong Kong and Shanghai are as follows:

MFC Bancorp Ltd.	MFC Bancorp Ltd.
8th Floor, Dina House, Ruttonjee Centre	Suite 1905, Tower 1, Kerry City
11 Duddell Street	218 Tianmu Road West
Central Hong Kong SAR	200070 Shanghai, P.R. China

MFC BANCORP OPENS REGIONAL OFFICE IN HONG KONG
Page 2-2-2

Michael J. Smith, President of MFC, also commented, "China is a major part of our future for the long term. We now have personnel and capital dedicated to the market, utilizing our risk adverse merchant banking methods."

The Company also announced the appointment of Mr. Eugene Chen, as the Vice Chairman for the MFC China operation. He formerly was the President of Shanghai-based Med Net International Ltd., prior to joining Med Net, Mr. Chen was Operations Director at Johnson & Johnson, China.

About MFC Bancorp Ltd.

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializes in merchant banking and commodities trading internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC Bancorp Ltd.

/s/ Michael J. Smith

Michael J. Smith, President

Date: March 30, 2004